SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. __)1/

                             Price Enterprises, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   741444 202
                                 (CUSIP Number)


       James F. Cahill, 7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e) or 13d- 1(f) or 13d-1(g), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 44 Pages

--------
1/   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741444 202                  13D                     Page 2 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Sol Price

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,469,382*
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                     Page 3 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Community Foundation of The United Jewish Federation of San Diego County 95-2504044
________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     California

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     CO

________________________________________________________________________________

CUSIP No. 741444 202                  13D                     Page 4 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Daniel Einhorn

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                     Page 5 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Emily Einhorn

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                     Page 6 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Willian Gorham

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                     Page 7 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Jacklyn Horton

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                     Page 8 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Paul Horton

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                     Page 9 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Theodore P. Hurwitz

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 10 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     James M. Jackson

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 11 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Mitchell G. Lynn

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 12 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Alyce S. Lynn

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 13 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Brian Monaghan

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 14 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Gerri Monaghan

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 15 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Lawrence Rosenstock

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
     See Attached                                                (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 16 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Jean Kluver

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
     See Attached                                                (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 17 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     George Wixen

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
     See Attached                                                (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 18 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Roger C. Cornell

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 19 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Robert S. Goldberg

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 20 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Earl N. Feldman

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 21 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Jeffrey Halis

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 22 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Gilbert Anthony Partida

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 23 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     San Diego Foundation
     95-2942582
________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     California

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     CO

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 24 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     Stanley K. Sheinbaum

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

CUSIP No. 741444 202                  13D                    Page 25 of 44 Pages

________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)

     James F. Cahill

________________________________________________________________________________
2    Check the appropriate box if a member of a Group
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    Source of Funds

     N/A

________________________________________________________________________________
5    Check box if disclosure of legal proceedings is required
     pursuant to item 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    Citizenship or place of organization

     United States citizen

________________________________________________________________________________
               7    Sole Voting Power*

  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power*
Beneficially
                    4,488,675
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power*

  Reporting

   Person      _________________________________________________________________
               10   Shared Dispositive Power*
    With
                    4,488,675

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,488,675

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     33.8%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________

*    As explained in Item 4, the reporting persons listed in this Report on
Schedule 13D may constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13d-5(b)(1) thereunder with respect to their respective beneficial ownership of the shares of Price Enterprises, Inc. Common Stock.

     The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as exhibits hereto and incorporated herein by reference.


Item 1.  Security and Issuer.

     This Schedule 13D is filed with respect to the common stock, par value $.0001 per share, of Price Enterprises, Inc. ("PREN Common Stock"). Price Enterprises, Inc. ("PREN") is a Maryland corporation whose principal executive offices are located at 4649 Morena Blvd., San Diego, California 92117.


Item 2.  Identity and Background.

     This Schedule 13D is being filed jointly by (1) Sol Price as a trustee of the Price Charitable Remainder Trust, the Marion Brodie Trust and the Joseph H. and Dorothy Goldberg Charitable Trust, and as trustee of the Price Family Charitable Trust, (2) the Community Foundation of The United Jewish Federation of San Diego County, (the "Community Foundation") (3) the San Diego Foundation,
(4) Daniel Einhorn as an individual and as trustee of the Diabetes & Endocrine Associates Trust Profit Sharing Plan, UA DTD 01/01/88, (5) Daniel and Emily Einhorn as trustees of the Daniel Einhorn and Emily Feldman Einhorn Trust of 1994 UA DTD 04/13/94 (the "Einhorn Trust"), (6) William Gorham, (7) Jacklyn Horton and Paul Horton as trustees of the Horton Family Trust U/A 12/22/80 (the "Horton Family Trust"), (8) Theodore P. Hurwitz as trustee of the Theodore P. Hurwitz Trust (the "Hurwitz Trust"), (9) James M. Jackson, (10) Mitchell G. Lynn and Alyce S. Lynn as trustees of the Mitchell G. Lynn & Alyce S. Lynn Trust U/T/D 3/15/85 (the "Lynn Trust"), (11) Brian Monaghan and Gerri Monaghan as trustees of the Brian & Gerry Monaghan Trust 7/15/96 (the "Monaghan Trust"),
(12) Lawrence Rosenstock and Jean Kluver as trustees of the Lawrence Rosenstock and Jean Kluver Trust dated May 12, 1998, (13) George Wixen as trustee of the Wixen Charitable Remainder Trust (the "Wixen Trust"), (14) Roger C. Cornell as trustee of the Roger C. Cornell Trust (the "Cornell Trust"), (15) Robert S. Goldberg and Earl N. Feldman as trustees of the Joseph H. and Dorothy Goldberg Charitable Trust (the "Goldberg Trust"), (16) Jeffrey Halis, (17) Gilbert Anthony Partida, (18) Stanley K. Sheinbaum as trustee of the 1989 Sheinbaum Trust, and (19) James F. Cahill as escrow agent under the escrow agreement described in Item 4 (collectively, the "Reporting Persons").

     Set forth on Schedule I hereto is the following information for each of the Reporting Persons: (i) residence or business address, (ii) principal occupation and (iii) name, principal business and address of any corporation or other organization in which such employment is conducted.

     None of the Reporting Persons has been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None, during the past five years, has been a party to a civil proceeding resulting in a judgment, decree or final order relating to securities laws. Each natural person identified above is a U.S. citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable. This Report is being filed by the Reporting Persons because they may constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. It is not being filed to report the acquisition of any shares of PREN Common Stock.


Item 4.  Purpose of Transaction.

     Excel Legacy Corporation ("Legacy") has announced its intention to acquire a controlling equity interest in PREN.

     (a)-(b) On May 12, 1999, Legacy, Sol Price, as trustee of certain trusts which are shareholders of PREN, "the San Diego Foundation, the Community Foundation, and the other Reporting Persons (on whose behalf Sol Price acted pursuant to the powers of attorney described below), excluding Mr. Cahill, entered into an agreement (the "Agreement"). Under the terms of the Agreement, Legacy will offer to all PREN shareholders $8.50 per share for all shares of PREN Common Stock, comprised, at Legacy's election, of (i) $8.50 per share in cash or (ii)(A) at least $4.25 in cash, (B) at least $2.75 in principal amount of Legacy's 9% Convertible Subordinated Debentures due 2004 ("Debentures"), which will be convertible into shares of Legacy's common stock at $5.50 per share, and (C) $1.50 per share in whatever combination Legacy may choose of cash, Debentures or Legacy's 10% Senior Notes due 2004. A copy of the Agreement is included herein as Exhibit 1 On May 12, 1999, each of the Reporting Persons other than Sol Price, the San Diego Foundation, the Community Foundation and Mr. Cahill executed a limited power of attorney (the "Powers of Attorney") granting Sol Price, as trustee of certain trusts, the authority on his, her or its behalf, to (i) execute the Agreement (ii) file a Schedule 13D to report the transactions described herein, and (iii) executed other agreements and take other necessary actions to complete the transaction contemplated by the Agreement. The form of such power of attorney is included herein as Exhibit 2. On May 24, 1999, the San Diego Foundation, the Community Foundation and Mr. Cahill executed a limited power of attorney granting Sol Price, as trustee of certain trusts which are shareholders of PREN, the authority to file a Schedule 13D, on its or his behalf to report the transactions described herein. The form of power of attorney executed by the San Diego Foundation and the Community Foundation is included herein as Exhibit 6. The form of power of attorney executed by Mr. Cahill is included herein Exhibit 7.

     The PREN Board of Directors has the right to determine whether the transaction will proceed, and if so whether the transaction will proceed as an exchange offer for PREN Common Stock or a merger with PREN. In either event, the Preferred Stock, par value $.0001 per share, of PREN ("PREN Preferred Stock") will remain outstanding. The Board of PREN is expected to act by June 2, 1999.

     Under the terms of the Agreement, the Reporting Persons have deposited 4,469,382 shares of PREN Common Stock in escrow. James F. Cahill is the escrow agent under the escrow agreement. Assuming the PREN Board of Directors approves the transaction on or about June 2, 1999, the transaction will involve either an exchange offer to shareholders or a merger requiring a vote of shareholders.

     At that time, additional shares of PREN Common Stock will be deposited in escrow such that the aggregate number of shares in escrow will be approximately 8,000,000 shares of PREN Common Stock representing approximately 51% of the PREN voting power. These shares will be tendered in an exchange offer or voted in favor of a merger, as the case may be. In either case, the offering will be made only by means of a prospectus.

     The consummation of the transaction is subject to a variety of conditions, including the execution by PREN of an agreement to take certain actions to facilitate the transaction.

     Because the Powers of Attorney and the Agreement provide for certain arrangements among the Reporting Persons in connection with the voting and transfer of PREN Common Stock, the Reporting Persons may constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is a member of a "group" for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) with any other Reporting Person, or that such a "group" exists.

     (c) Not applicable.

     (d) If the transaction is consummated as planned, the Board of Directors of PREN will be reduced from six to five members, and will be comprised of Gary B. Sabin, Chairman, President and Chief Executive Officer of Legacy; Richard B. Muir, Executive Vice President and Director of Legacy; Jack McGrory, currently President, Chief Executive Officer and Director of PREN; James F. Cahill, currently Director of PREN; and Simon M. Lorne (or their designees). In addition, Gary B. Sabin will be appointed as Chief Executive Officer of PREN.

     (e) Other than as described above, not applicable.

     (f) Other than as described above, not applicable.

     (g) If the transaction is consummated as planned, Legacy has agreed to cause the PREN Preferred Stock to be entitled under PREN's charter documents to elect a majority of PREN's Board of Directors, until such time as (i) less than 2,000,000 shares of PREN Preferred Stock remain outstanding or (ii) Legacy completes a tender offer to acquire any and all outstanding shares of PREN Preferred Stock at a cash price of $16 per share, or in certain other circumstances. In addition, Legacy has agreed not to take any action to cause a direct or indirect change of control (as defined in the Agreement) of PREN (A) after the date of the Agreement and prior to the closing, without the consent of Sol Price, and (B) after the closing, without either offering to purchase all shares of PREN Preferred Stock or obtaining the approval of a majority of such shares (unless a higher percentage is required under PREN's charter or Maryland law).

     The Reporting Persons have agreed, from the date of the Agreement through the closing, (i) not to sell or otherwise dispose of any PREN Common Stock owned beneficially or otherwise, and (ii) to vote all Common Stock and Preferred Stock of PREN owned beneficially or otherwise in favor of the merger described above (if applicable), and against any competing takeover proposal (as defined in the Agreement) or any other action or agreement which would impede, interfere with or present the transactions contemplated by the Agreement.

     (h)-(i) If the transaction is consummated as planned and the number of outstanding shares of PREN Common Stock is reduced below the level required by the Nasdaq National Market, the PREN Common Stock may be delisted from the Nasdaq National Market, and may be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

     (j) Other than as described above, none of the Reporting Persons currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i).


Item 5.  Interest in Securities of the Issuer.

     The answers to (a) and (b) with respect to each Reporting Person's beneficial ownership is set forth in Schedule II hereto.

     (a)-(b) To the extent the Reporting Persons are considered to be a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder, each Reporting Person may be deemed to have shared voting and dispositive power over the shares owned by each other Reporting Person which are subject to the Agreement. To the extent that the Reporting Persons are considered to be a "group" for purposes of this Report, such group would beneficially own an aggregate of 4,488,675 shares of PREN Common Stock, or approximately 33.8% of all shares of PREN Common Stock outstanding (based on 13,293,456 shares of PREN Common Stock outstanding as of March 15, 1999, as reported in PREN's Amendment No. 1 to Annual Report on Form 10-K (File No. 0-20449) filed with the Securities and Exchange Commission on April 29, 1999).

     Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of the PREN Common Stock held by any of the other Reporting Persons for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder or for any other purpose.

     (c) In the past sixty days, Daniel Einhorn and Emily Einhorn in their capacity as trustees of the Einhorn Trust have effected the following transaction in PREN Common Stock (through a normal brokerage transaction):

Transaction        Trade Date          Number of Shares         Price
-----------        ----------          ----------------         -----

Purchase           04/28/99            5,000                    5.875

     In the past sixty days, Daniel Einhorn in his capacity as trustee of the Diabetes & Endocrine Associates Trust Profit Sharing Plan has effected the following transaction in PREN Common Stock (through a normal brokerage transaction):

Transaction        Trade Date          Number of Shares         Price
-----------        ----------          ----------------         -----

Purchase           04/28/99            5,000                    5 5/8

     In the past sixty days, Lawrence Rosenstock and Jean Kluver in their capacity as trustees of the Rosenstock and Kluver Trust have effected the following transactions in PREN Common Stock (through a normal brokerage transaction or electronic trade):

Transaction        Trade Date          Number of Shares         Price
-----------        ----------          ----------------         -----

Purchase           04/08/99            2,000                    5 1/8
Purchase           05/13/99            1,500                    7 7/8
Purchase           05/14/99            3,173                    7 3/4
Purchase           05/14/99            10,070                   7 3/4

     In the past sixty days, Jeffrey Halis has effected the following transactions in PREN Common Stock (through a normal brokerage transaction):

Transaction        Trade Date          Number of Shares         Price
-----------        ----------          ----------------         -----

Sale               04/14/99            2,000                    5.70
Sale               04/21/99            1,000                    5.75
Sale               04/22/99            20,000                   5.84


     In the past sixty days, none of the other Reporting Persons has effected any transactions in the common stock of PREN.

     (d) Other than certain rights to receive cash dividends and distributions on certain pledged shares of PREN Common Stock which have been granted by certain Reporting Persons and which are described in Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of PREN Common Stock described in this Report.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On May 15, 1998, the Price Family Charitable Trust, of which Sol Price is trustee, sold the following numbers of shares of PREN Common Stock to the following Reporting Persons: (i) 100,000 shares to Brian and Gerri Monaghan, Trustees, Brian D. and Gerri Monaghan Trust -- U/T/D 7/15/96, (ii) 100,000 shares to Stanley Sheinbaum, Trustee, 1989 Sheinbaum Trust, Restated 11/6/92,
(iii) 100,000 shares to Mitchell G. Lynn & Alyce S. Lynn, Trustees, Mitchell G. Lynn & Alyce S. Lynn Trust U/T/D 3/15/85, (iv) 50,000 shares to Paul and Jackie Horton, Trustees, The Horton Family Trust U/A 12/22/80, and (v) 50,000 shares to James F. Cahill. The form of Purchase and Sale Agreement is included herein as
Exhibit 3. In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. The form of Promissory Note Secured by Pledge of Stock is included herein as Exhibit 4. Each note is secured by a pledge of the purchased shares to the Price Family Charitable Trust under a Stock Pledge and Security Agreement dated May 15, 1998. The form of Stock Pledge and Security Agreement is included herein as Exhibit 5. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Family Charitable Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Family Charitable Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. The Price Family Charitable Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.

     On May 15, 1998, the Price Charitable Remainder Trust, of which Sol Price is a trustee, sold the following numbers of shares of PREN Common Stock to the following Reporting Persons: (i) 30,000 shares to William Gorham, (ii) 30,000 shares to Gilbert Anthony Partida, (iii) 50,000 shares to Dr. Daniel Einhorn,
(iv) 10,000 shares to Lawrence Rosenstock and Jean Kluver, Trustees, Lawrence Rosenstock & Jean Kluver U/T/D 5/12/98, and (v) 10,000 shares to Theodore P. Hurwitz, Trustee, Theodore P. Hurwitz Trust U/T/D 9/23/91. The form of Purchase and Sale Agreement is included herein as Exhibit 3. In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. The form of Promissory Note Secured by Pledge of Stock is included herein as Exhibit 4. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust under a Stock Pledge and Security Agreement dated May 15, 1998. The form of Stock Pledge and Security Agreement is included herein as Exhibit 5. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Charitable Remainder Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Charitable Remainder Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. The Price Charitable Remainder Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.

     See discussion in Item 4 regarding (i) an agreement by and among Excel Legacy Corporation and the Reporting Persons, excluding Mr. Cahill, and (ii) certain limited powers of attorney granted by the other Reporting Persons to Sol Price.

     Apart from the agreements and relationships described in the preceding paragraphs and in other Items of this Schedule, there is no contract, arrangement, understanding or relationship among the Reporting Persons, nor between those parties collectively and any other person, with respect to PREN Common Stock.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1: Agreement dated May 12, 1999 by and among Excel Legacy Corporation and certain shareholders of Price Enterprises, Inc. listed on the signature pages thereto (including the following exhibits: Exhibit A - Form of Indenture, Exhibit B - Conditions to Offer, and Exhibit C - Form of Agreement between Excel Legacy Corporation and Price Enterprises, Inc.) (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed May 14, 1999 by Excel Legacy Corporation).

Exhibit 2: Form of Limited Power of Attorney granted to Sol Price by certain shareholders of Price Enterprises, Inc. (incorporated by reference to Exhibit 2 to Amendment No. 8 to Schedule 13D filed by Sol Price on May 17, 1999, with respect to the common stock of Price Enterprises, Inc.).

Exhibit 3:     Form of Purchase and Sale Agreement (incorporated by reference to
               Exhibit 1 to Amendment No. 5 to Schedule 13D filed by Sol Price on May 21, 1998, with respect to the common stock of Price Enterprises, Inc.).

Exhibit 4: Form of Promissory Note Secured by Pledge of Stock (incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed by Sol Price on May 21, 1998, with respect to the common stock of Price Enterprises, Inc.).

Exhibit 5: Form of Stock Pledge and Security Agreement (incorporated by reference to Exhibit 3 to Amendment No. 5 to Schedule 13D filed by Sol Price on May 21, 1998, with respect to the common stock of Price Enterprises, Inc.).

Exhibit 6: Form of Limited Power of Attorney granted to Sol Price by certain shareholders of Price Enterprises, Inc.

Exhibit 7:     Limited Power of Attorney granted to Sol Price by James F.
               Cahill.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 24th day of May, 1999.


                                           /s/ Sol Price
                                      ------------------------------------------
                                            Sol Price


                                    The Community Foundation of The United
                                    Jewish Federation of San Diego County

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    The San Diego Foundation

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    Daniel Einhorn as an individual and as
                                    trustee of the Diabetes & Endocrine
                                    Associates Trust Profit Sharing Plan, UA DTD
                                    01/01/88

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    Daniel and Emily Einhorn as trustees of the Daniel Einhorn and Emily Feldman Einhorn Trust of 1994 UA DTD 04/13/94

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact

                                    William Gorham

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    Jacklyn Horton and Paul Horton as trustees of the Horton Family Trust U/A 12/22/80

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    Theodore P. Hurwitz as trustee of the
                                    Theodore P. Hurwitz Trust

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    James M. Jackson

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    Mitchell G. Lynn and Alyce S. Lynn as
                                    trustees of the Mitchell G. Lynn & Alyce
                                    S. Lynn Trust U/T/D 3/15/85

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    Brian Monaghan and Gerri Monaghan as
                                    trustees of the Brian & Gerry Monaghan
                                    Trust 7/15/96

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact

                                    Lawrence Rosenstock and Jean Kluver as
                                    trustees of the Lawrence Rosenstock and Jean
                                    Kluver Trust dated May 12, 1998

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    George Wixen as trustee of the Wixen
                                    Charitable Remainder Trust

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    Roger C. Cornell as trustee of the
                                    Roger C. Cornell Trust

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    Robert S. Goldberg and Earl N. Feldman as trustees of the Joseph H. and Dorothy Goldberg Charitable Trust

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    Jeffrey Halis

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    Gilbert Anthony Partida

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact

                                    Stanley K. Sheinbaum as trustee of the
                                    1989 Sheinbaum Trust

                                    /s/  Sol Price
                                    --------------------------------------------
                                    As Attorney-in-Fact


                                    James F. Cahill

                                    /s/ Sol Price
                                    --------------------------------------------
                                    as Attorney-in-fact

                                   Schedule I


Sol Price Mr. Price's address is 7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037. Mr. Price is a self-employed investor.

Community Foundation of The United Jewish Federation of San Diego County The Foundation's address is 4797 Mercury Street, San Diego, CA 92111. The Foundation is a nonprofit organization.

Daniel Einhorn Dr. Einhorn's address is 1655 La Jolla Rancho Road, La Jolla, CA 92037. Dr. Einhorn is a physician with Diabetes & Endocrine Associates, 3425 Kenyon Street, Suite 100, San Diego, CA 92110.

Emily Einhorn Ms. Einhorn's address is 1655 La Jolla Rancho Road, La Jolla, CA 92037. Ms. Einhorn is a housewife.

William Gorham Mr. Gorham's address is 5808 Madaket Road, Bethesda, MD 20816. Mr. Gorham is the President of The Urban Institute, a nonprofit research organization, 2100 M St., N.W., Washington, D.C. 20037.

Jacklyn Horton Ms. Horton's address is 2245 Soledad Rancho Road, San Diego, CA 92109. Ms. Horton is a self-employed attorney.

Paul Horton Mr. Horton's address is 2245 Soledad Rancho Road, San Diego, CA 92109. Mr. Horton is a professor at the University of San Diego, Alcala Park, San Diego, CA 92110.

Theodore P. Hurwitz Mr. Hurwitz' address is 4400 East West Hwy. No. 631, Bethesda, MD 20814. Mr. Hurwitz is self-employed as a consultant to nonprofit organizations.

James M. Jackson Mr. Jackson's address is 552 A Main Avenue, Durango, CO 81301. Mr. Jackson is a partner with the law firm of Jackson & Jackson, 552 A Main Avenue, Durango, CO 81301.

Mitchell G. Lynn Mr. Lynn's address is 2245 San Diego Ave., No. 223, San Diego, CA 92110. Mr. Lynn is a co-owner of CRI 2000, LLC, a manufacturing and trading business, 2245 San Diego Ave., No. 223, San Diego, CA 92110.

Alyce S. Lynn Ms. Lynn's address is 2245 San Diego Ave., No. 223, San Diego, CA 92110. Ms. Lynn is a housewife.

Brian Monaghan Mr. Monaghan's address is 305 San Antonio Avenue, San Diego, CA 92106. Mr. Monaghan is an attorney with his own law firm, the Law Offices of Brian D. Monaghan, 305 San Antonio Avenue, San Diego, CA 92106.

Gerri Monaghan Ms. Monaghan's address is 305 San Antonio Avenue, San Diego, CA 92106. Ms. Monaghan is a housewife.

Lawrence Rosenstock Mr. Rosenstock's address is 2195 Via Don Benito, La Jolla, CA 92037. Mr. Rosenstock is the Principal of High Tech High, P O Box 3312, San Diego, CA 92038.

Jean Kluver Ms. Kluver's address is 2195 Via Don Benito, La Jolla, CA 92037. Ms. Kluver is a housewife.

George Wixen Mr. Wixen's address is 1427 Caminito Diadema, San Diego, CA. Mr. Wixen is retired.

Roger C. Cornell Mr. Cornell's address is 7253 Monte Vista, La Jolla, CA 92037. Mr. Cornell is a physician at Scripps Clinic, 10666 North Torrey Pines Road, La Jolla, CA 92057.

Robert S. Goldberg Mr. Goldberg's address is 200 W. Santa Ana Blvd., Santa Ana, CA 92701. Mr. Goldberg is an attorney with the law firm of Wilson, Pesota & Richard, 200 W. Santa Ana Blvd., Santa Ana, CA 92701.

Earl N. Feldman Mr. Feldman's address is 530 B St., Suite 1810, San Diego, CA 92101. Mr. Feldman is a self-employed attorney.

Jeffrey Halis Mr. Halis's address is c/o Halo Management, 500 Park Avenue, New York, NY 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P. ("Tyndall"), Tyndall Institutional Partners, L.P. ("Tyndall Institutional") and Madison Avenue Partners, L.P. ("Madison"), each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. In addition, Mr. Halis serves as a member of Jemi Management, L.L.C., a New York limited liability company, which serves as the Investment Manager for Halo International, Ltd. ("Halo International") , a company organized under the laws of the Cayman Islands, having its principal executive offices located at Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, P O Box 31106 SMB, Grand Cayman, Cayman Islands. Each of Tyndall, Tyndall Institutional, Madison and Halo International are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

Gilbert Anthony Partida Mr. Partida's address is 4649 Morena Boulevard, San Diego, CA 92117. Mr. Partida is President and Chief Executive Officer of PriceSmart, Inc., 4649 Morena Boulevard, San Diego, CA 92117.

San Diego Foundation The Foundation's address is 1420 Kettner Boulevard, Suite 500, San Diego, CA 92101. The Foundation is a nonprofit 501(c) corporation.

Stanley K. Sheinbaum Mr. Sheinbaum's address is 345 North Rockingham Avenue, Los Angeles, CA 90049. Mr. Sheinbaum is self-employed.

James F. Cahill Mr. Cahill's address is 7979 Ivenhoe Avenue, Suite 520, La Jolla, CA 92037. Mr. Cahill is Executive Vice President of Price Entities, 7979 Ivenhoe Avenue, Suite 520, La Jolla, CA 92037, whose principal business is money management and investments.

                                   Schedule II

     The following information describes the beneficial ownership of shares of PREN Common Stock subject to the Agreement by each of the Reporting Persons and the power to vote and dispose of such shares, without taking into account the potential treatment of the Reporting Persons as a "group" under Section 13(d) of the Exchange Act and Rule 13d-5 thereunder.

Sol Price

     (a) The aggregate number of shares beneficially owned is 2,608,419 and is held as follows:

     - 308,490 shares by Sol Price as Trustee of Price Charitable Remainder Trust U/T/D 1/10/83.

     - 2,213,079 shares by Sol Price as Trustee of Price Family Charitable Trust U/T/D 3/10/84.

     -    34,950 shares by Sol Price as Co-Trustee of Marion Brodie Trust.

     - 51,900 shares by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust.

     These shares include 86,850 shares of which Mr. Price disclaims beneficial ownership. These shares do not include the 2,627,745 shares (approximately 19.8%) of PREN Common Stock beneficially owned by Robert Price, the son of Sol Price.

     (b) The power to vote and the power to dispose of such shares is as follows:

     Sole Voting Power:

       308,490 By Sol Price as Trustee of Price Charitable Remainder Trust* 2,213,079 By Sol Price as Trustee of Price Family Charitable Trust**
     ---------
     2,521,569 TOTAL

     Shared Voting Power

     34,950 by Sol Price as Co-Trustee of Marion Brodie Trust
     51,900 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust
     ------
     86,850 TOTAL

     Sole Dispositive Power

       308,490 By Sol Price as Trustee of Price Charitable Remainder Trust* 2,213,079 By Sol Price as Trustee of Price Family Charitable Trust**
     ---------
     2,521,569 TOTAL

     Shared Dispositive Power

     34,950 by Sol Price as Co-Trustee of Marion Brodie Trust
     51,900 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust
     ------
     86,850 TOTAL

     Exclusion of Shares

     Mr. Price disclaims beneficial ownership of the following shares:

     34,950 Held by Marion Brodie Trust
     51,900 Held by Dorothy Goldberg Charitable Trust
     ------
     86,850 TOTAL

* Does not include 220,240 shares of Common Stock pledged to the Price Charitable Remainder Trust to secure certain notes delivered to the Price Charitable Remainder Trust in connection with sales of such shares to the pledgors in May 1998. Certain shares previously subject to the pledge have been released from the pledge, and the proceeds from the sale of such shares have been used to pay down the applicable note. The Price Charitable Remainder Trust does not have the right to vote or dispose of the pledged shares prior to a default under the applicable note.

** Does not include 604,120 shares of Common Stock pledged to the Price Family Charitable Trust to secure certain notes delivered to the Price Family Charitable Trust in connection with sales of such shares to the pledgors in May 1998. Certain shares previously subject to the pledge have been released from the pledge, and the proceeds from the sale of such shares have been used to pay down the applicable note. The Price Family Charitable Trust does not have the right to vote or dispose of the pledged shares prior to a default under the applicable note.


Community Foundation of The United Jewish Federation of San Diego County

     (a) The number of shares beneficially owned is 71,580.

     (b) The Foundation has sole power to vote and dispose of such shares.

Daniel Einhorn, as Trustee of the Diabetes & Endocrine Associates Trust Profit Sharing Plan

     (a) The number of shares beneficially owned is 9,000.

     (b) Mr. Einhorn has sole power to vote and dispose of such shares.

Daniel Einhorn and Emily Einhorn as Trustees of the Einhorn Trust

     (a) The number of shares beneficially owned is 19,000.

     (b) The Trustees share the power to vote and dispose of such shares.

Daniel Einhorn, individually

     (a) The number of shares beneficially owned is 50,000.

     (b) Mr. Einhorn and his wife, Emily Einhorn, share the power to vote and dispose of such shares.

William Gorham

     (a) The number of shares beneficially owned is 30,000.

     (b) Mr. Gorham has sole power to vote and dispose of such shares.

Jacklyn Horton and Paul Horton as Trustees of the Horton Family Trust

     (a) The number of shares beneficially owned is 52,550.

     (b) The Trustees share the power to vote and dispose of such shares.

These shares do not include the 450 shares of PREN Common Stock beneficially owned by the son of Jacklyn and Paul Horton.

Theodore P. Hurwitz as Trustee of the Hurwitz Trust

     (a) The number of shares beneficially owned is 10,000.

     (b) Mr. Hurwitz has sole power to vote and dispose of such shares.

James M. Jackson

     (a) The number of shares beneficially owned is 101,599.

     (b) Mr. Jackson has sole power to vote and dispose of such shares.

Mitchell G. Lynn and Alyce S. Lynn as Trustees of the Lynn Trust

     (a) The number of shares beneficially owned is 100,000.

     (b) The Trustees share the power to vote and dispose of such shares.

Brian Monaghan and Gerry Monaghan as Trustees of the Monaghan Trust

     (a) The number of shares beneficially owned is 100,000.

     (b) The Trustees share the power to vote and dispose of such shares.

Lawrence Rosenstock and Jean Kluver as Trustees of the Lawrence Rosenstock and Jean Kluver Trust dated May 12, 1998

     (a) The number of shares beneficially owned is 26,743.

     (b) The Trustees share the power to vote and dispose of such shares.

George Wixen as Trustee of the Wixen Trust

     (a) The number of shares beneficially owned is 340,235.

     (b) Mr. Wixen has sole power to vote and dispose of such shares.

Roger C. Cornell as Trustee of the Cornell Trust

     (a) The number of shares beneficially owned is 15,000.

     (b) Mr. Cornell has sole power to vote and dispose of such shares.

Robert S. Goldberg, Earl N. Feldman and Sol Price as Trustees of the Goldberg Trust

     (a) The number of shares beneficially owned is 51,900.

     (b) The Trustees share the power to vote and dispose of such shares.

     As stated above, Mr. Price disclaims beneficial ownership with respect to these shares.

Jeffrey Halis

     (a) The number of shares beneficially owned is 305,753.

     (b) Mr. Halis has sole power to vote and dispose of such shares.

Gilbert Anthony Partida

     (a) The number of shares beneficially owned is 30,000.

     (b) Mr. Partida has sole power to vote and dispose of such shares.

San Diego Foundation

     (a) The number of shares beneficially owned is 465,031.

     (b) The Foundation has sole power to vote and dispose of such shares.

Stanley K. Sheinbaum as Trustee of the 1989 Sheinbaum Trust

     (a) The number of shares beneficially owned is 100,000.

     (b) Mr. Sheinbaum has sole power to vote and dispose of such shares.